BANCO ITAÚ HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23	A Publicly Listed Company

DISCLOSURE OF A MATERIAL FACT

COMPLEMENTARY PAYMENT OF INTEREST ON CAPITAL
AND INCREASED MONTHLY DIVIDENDS

We wish to inform our Stockholders that at a meeting of the Board of Directors held on February 20, 2006, it was decided:

1.	to declare complementary interest on capital, as an integral part of the mandatory dividend related to the fiscal year 2005, in the amount of R$ 0.83 per share, based on each stockholder’s position as of March 3, 2006, for payment on March 13, 2006, less 15% income tax at source, resulting in net interest of R$ 0.7055 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax;

2.	to pay, also on March 13, 2006, the complementary interest on capital declared by this Board of Directors in a meeting held on December 15, 2005, in the amount of R$ 0.33 per share, less 15% income tax at source, resulting in net interest of R$ 0.2805 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax; the individual allocation of this interest was done on December 30, 2005, based on each stockholder’s position as of December 26, 2005, as has already been made public;

3.	to increase the interest on capital monthly paid to R$ 0.024 from R$ 0.021 per share, as an integral part of the mandatory dividend, from April 3, 2006 onwards, having the stockholding position on February 28, 2006, less 15% income tax at source, resulting in net interest of R$ 0.0204 per share, with the exception of legal entity stockholders demonstrating immunity or exemption from such tax.

São Paulo-SP, February 20, 2006.

BANCO ITAÚ HOLDING FINANCEIRA S.A.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer